Gammon Gold Inc.
Management Discussion and Analysis
For the six months ended June 30, 2007

August 9, 2007

This management discussion and analysis is made as of August 9, 2007, and should be read in conjunction with the consolidated financial statements of Gammon Gold Inc. (“Gammon” or “the Company”) for the year ended December 31, 2006, including all accompanying notes to the financial statements. The term “Feasibility Study” is used to define the November 2004 Ocampo project feasibility study.  Results are presented in US dollars, unless otherwise stated. During the first quarter, the Company changed its functional currency from Canadian dollars to US dollars.  Statements contained in the MD&A are subject to the risks and uncertainties identified in the Forward-Looking Statements portion of this document.

The Company is a growth-oriented mid-tier gold and silver production and exploration company listed on the Toronto Stock Exchange (TSX:GAM) and the American Stock Exchange (AMEX:GRS) The Company, in its first full year of commercial production, completed construction of its Ocampo mine in Chihuahua State, Mexico announcing commercial production in January, 2007. In August, 2006, the Company acquired 100% of Mexgold Resources Inc. which added the El Cubo and Las Torres active gold and silver mines in Guanajuato State, Mexico along with the Guadalupe y Calvo future development property where a further exploration drilling program is planned to commence in Q3 of 2007.

Q2, 2007 Highlights

-

Second quarter production of 32,246 gold ounces and 1,357,707 silver ounces or 58,957 gold equivalent ounces

-

Revenues from mining operations of $38.4 million compared to $11.5 million in Q2 2006

-

Adjusted cash cost per ounce of $474 for Q2 which increased to $614 per ounce after reflecting a $2.5 million cash expense to reflect Ocampo’s less than 70% operating utilization ($43 cash cost per ounce) and a $5.7 million cash write down of leach pad and mill inventory to lower of cost and net realizable value ($97 cash cost per ounce)

-

Net loss per share of $0.23 compared to Q2 2006 net loss per share of $0.03

-

Write off of  long term low grade stockpile totaling $4.3 million

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Production at El Cubo grew 16% over Q1 production with further increases anticipated in Q3/Q4

-

To strengthen the Gammon management team a number of key executives with considerable operating experience were appointed as follows;

•

Mr. Russell Barwick as CEO (Q2)

•

Mr. Glenn Hynes as CFO (Q2)

•

Mr. Dave Keough as COO (July)

•

Mr. Roberto Diaz as President of Mexican Operations (July)

•

Dr. Luis Chavez as Corporate Director for Mexican Operations, and new Gammon board member (July)

-

Completion of $178.1 million ($200 million Cdn) (10 million common shares) equity offering (April) repaying all bank credit facilities and providing cash for investing and exploration activities at Ocampo, El Cubo and Guadalupe y Calvo

-

Ordered Ocampo open pit expansion equipment and new underground equipment at total cost of $13.0 million

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Open pit provided unbudgeted high grade tonnage to mill

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Open pit production increased by 12% over Q1

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Advanced Santa Eduviges decline being developed under the Ocampo open pit for a possible new underground mine

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Completed construction of the 1.1 million cubic meter water supply dam in advance of Q3 wet season.

-

Further surface exploration drilling commenced, immediately adjacent to the Ocampo open pit

-

Ocampo mine working through various start up maintenance and productivity issues that resulted in less than 70% combined Q2 operating availability at leach pad crushing and mill operations

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Planning commenced on accelerating the exploration effort on the Guadalupe y Calvo property

Gammon Gold Inc.
Management Discussion and Analysis
For the six months ended June 30, 2007

-

Announced company name change to Gammon Gold Inc. to better communicate Company’s core focus as a primary gold and silver producer

Further details on the history of the Company, its mineral properties and the risk factors associated with respect to the Company can be found under the Company’s associated documents including its Annual Information Form at www.sedar.com or on the Company’s website at www.gammongold.com

Outlook, Vision and Strategy

Gammon’s outlook and growth strategy is to increase its production profile and reserves from the current reserve and resource base by:

-

completion of residual construction activities, ongoing expansion projects and equipment acquisitions at Ocampo mine by early 2008 at an estimated capital spend of $57.0 million with the objective of increasing capacity beyond feasibility study levels

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pursuit of a potential second underground mine development at  Ocampo (Santa Eduviges) beneath the existing open pit

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increasing production throughput at Ocampo open pit mine / heap leach pad facility by 1,500 tonnes per day  through addition of fourth crusher (end Q3 2007) and expansion of existing heap leach pad capacity to 12 million tonnes (Q2 2008)

-

increasing mill capacity at Ocampo  from existing capacity of 1,500 tonnes per day to 2,000 tonnes per day through installation of 3rd tailing filter (Q1 2008)

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additional focus to the El Cubo underground mine operation with priority in Q3 to optimize the leased 2,400 tonnes per day Las Torres mill (45% utilized in Q2)  and fully optimizing the 3 existing company owned mills in use at El Cubo (2007/08)

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advancing exploration activities at both Ocampo and El Cubo with commitment to a $8.0 million drill program, including 30,000  metres at Ocampo and 20,000  metres at El Cubo targeted in 2007

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accelerating the advanced Guadalupe y Calvo exploration project in Chihuahua State with a $0.8 million drilling program

Summary of Second Quarter 2007

Statements in this section are subject to the risks and uncertainties identified in the Forward-Looking Statements portion of this document.

The Company reported Q2 production of 32,246 gold ounces and 1,357,707 silver ounces, or 58,957 gold equivalent ounces. Q1’s produced gold equivalent ounces of 70,170 have been adjusted downwards by 5,407 ounces to 64,763 gold equivalent ounces as the Company no longer includes gold and silver ounces in process (zinc precipitate) in the final production numbers. This had no material impact on Q1 non GAAP financial metrics as ounces sold (versus ounces produced) are used in deriving these metrics. Q2 gold equivalent ounce production was 9% below that of Q1 on an adjusted basis. During Q2, the Company sold 31,591 gold ounces and 1,334,795 silver ounces or 58,207 gold equivalent ounces at average gold and silver selling prices of $664 and $13.05 respectively for total revenues of $38.4 million. Q2 represented the Company’s second quarter of commercial production from the Ocampo operation with Management’s focus to improve operating productivity to the project’s name plate capacity and beyond.

Year to date, the Company produced 67,373 gold ounces and 2,779,674 silver ounces or 123,719 gold equivalent ounces.  Year to date, the Company sold 67,328 gold ounces and 2,774,859 silver ounces or 124,051 gold equivalent ounces at average gold and silver selling prices of $665 and $13.37.

The Company is entirely unhedged for its future production enabling it to fully participate in higher gold and silver prices.

Gammon Gold Inc.
Management Discussion and Analysis
For the six months ended June 30, 2007

In order to increase production and reduce operating costs the strengthened executive team is taking steps to enhance management of all operations in order to better realize the expected performance and value from the Company’s assets.

The key drivers of the higher current costs are primarily related to the newly commissioned Ocampo operation, including;

•

allocation of fixed operating costs against lower than anticipated production throughput. Q2 open pit crushing and mill utilization were both approximately less than 70% of capacity

•

current open pit mining activities are temporarily limited to below average life of mine grades as pit benches are widened for better productivity and waste stripping is advanced

•

a lightning strike which damaged equipment and impacted milling operations in late June and early July

•

higher than anticipated down time due to increased maintenance requirements and spare parts availability issues

•

site coordination challenges caused by competing priorities of numerous capital projects and regular operations

•

unfinished underground infrastructure and the need to replace older underground mobile equipment

•

delayed installation of a business reporting system at Ocampo providing for timely cost and management information to facilitate decision making

The top priorities to optimize production and costs at the Ocampo mine are;

•

continue to strengthen site management

•

complete miscellaneous but essential construction projects as soon as possible

•

improve productivity and performance generally in the open pit

•

implement proactive preventative maintenance disciplines

•

complete the heap leach crusher expansion

•

improve underground equipment performance and equipment  replacement

•

accelerate underground development including shaft commissioning and waste backfill to mined out stopes

•

maximize mill throughput with a coarser grind

•

complete mill expansion with the construction of the 3rd tailing filter

•

complete heap leach crushing circuit expansion

Priorities for the El Cubo mine include the following;

•

improving underground equipment performance and equipment replacement

•

minimizing dilution and maximizing recovery of ore underground

•

advancing key capital projects to drive production throughput and plant availability

•

increasing ore feed volumes  to the Las Torres mill to 2,400 tonnes per day from 45% Q2 utilization

•

complete evaluation of possible mill rationalizations

In Q2 the Company announced that Mr. Russell Barwick had joined the Company as Chief Executive Officer and a member of the Board of Directors.  Mr. Barwick is a seasoned executive and mining engineer with extensive experience developing and operating mining operations. Mr. Barwick has held Senior level positions with several  large mining companies including Rio Tinto and over 16 years with Placer Dome, was previously Managing Director and CEO of Newcrest Mining Ltd, and most recently the Executive Vice-President and Chief Operating Officer of Wheaton River Minerals and Goldcorp Inc.

In addition to Mr. Barwick, the company has added significant financial and operational experience with the addition of Glenn Hynes (CFO) formerly CFO and Chief Development Officer of Sobeys, Dave Keough (COO) previously of Placer Dome, Xstrata and Goldcorp and Roberto Diaz (President Mexican Operations) previously of Penoles and Goldcorp. Mr Hynes brings a depth of public company experience in financial reporting, corporate governance, finance, treasury, corporate development and mergers & acquisitions. Mr Keough and Mr Diaz are both veterans of the mining industry with significant expertise in gold and silver mine operations, mine development, open pit and underground mining, corporate development, process improvement, geology and delivering operational efficiencies.

Gammon Gold Inc.
Management Discussion and Analysis
For the six months ended June 30, 2007

Dr. Luis Chavez joined the Company in July as Corporate Director to our Mexican operations and has been appointed to the Gammon board of directors. Dr Chavez has had a distinguished career in the Mexican mining industry in both government and public arenas, and will assist the Company in the areas of community, government and public relations as well as assist with identifying corporate development and growth initiatives for the Company.

The presence of the strengthened management team has lead to an immediate commencement of organizational restructuring and pursuit of manpower rationalization opportunities at both Ocampo and El Cubo.

Quarterly Financial Review

SELECTED QUARTERLY	2007	2007	2006	2006
INFORMATION	Q2	Q1	Q4	Q3

Revenue from mining operations	$38,414,989	$43,499,914	$34,955,976	$16,455,599
Production costs	$35,393,663	$37,440,418	$18,160,246	$12,697,872
Gold ounces sold	31,591	35,737	33,866	17,112
Silver ounces sold	1,334,795	1,440,064	1,138,986	435,554
Gold equivalent ounces sold	58,207	65,126	57,111	25,652
Average realized gold price – US$	$664.42	$653.63	$608.53	$604.42
Average realized silver price – US$	$13.05	$13.45	$12.54	$11.88
Gold equivalency rate	51	49	49	51
Net loss	($25,487,704)	($10,261,880)	($3,416,403)	($15,115,410)
Net loss per share, basic and diluted (1)	($0.23)	($0.10)	($0.05)	($0.18)
Cash used in operations	($17,064,419)	($9,260,068)	$6,033,681	($16,323,982)
Total cash costs (per gold equivalent ounce) - US$(2)	$614	$575	$318	$502
Cash dividends declared	Nil	Nil	Nil	Nil

SELECTED QUARTERLY	2006	2006	2005	2005
INFORMATION	Q2	Q1	Q4	Q3

Revenue from mining operations	$11,507,809	$1,890,990
Production costs	$3,967,984	$3,148,340
Gold ounces sold	13,672	2,827
Silver ounces sold	251,155	62,629
Gold equivalent ounces sold	18,409	4,009
Average realized gold price – US$	$615.97	$560.58
Average realized silver price – US$	$11.45	$10.50
Gold equivalency rate	54	53
Net loss	($2,215,076)	($4,686,325)	($8,640,737)	($1,233,593)
Net loss per share, basic and diluted (1)	($0.03)	($0.05)	($0.12)	($0.02)
Cash used in operations	($2,051,352)	($7,603,392)	($1,122,185)	($4,457,904)
Total cash costs (per gold equivalent ounce) - US$(2)	$219	-	-	-
Cash dividends declared	Nil	Nil	Nil	Nil

1)

Net loss per share on a diluted basis is the same as net loss per share on an undiluted basis, as all factors which were considered in the calculation are anti-dilutive

2)

The Company did not report cash costs in Q1 2006.

Gammon Gold Inc.
Management Discussion and Analysis
For the six months ended June 30, 2007

Review of Second Quarter Financial Results:

The Company’s net loss in the second quarter was $25.5 million (June 30, 2006 $2.2 million) on revenue from mining operations of $38.4 million (June 30, 2006 - $11.5 million). The Company sold 31,591 ounces of gold and 1,334,795 ounces of silver or 58,207 gold equivalent ounces in Q2 2007 on production of 32,246 ounces of gold and 1,357,707 ounces of silver, or 58,957 gold equivalent ounces. During the same period last year, the Company produced 13,672 ounces of gold and 251,155 ounces of silver or 18,409 gold equivalent ounces.  The Company’s loss per share in Q2 was $0.23 (June 30, 2006 - $0.03 loss per share).

Year to date, the Company’s net loss was $35.7 million (June 30, 2006 - $6.9 million) on revenue from mining operations of $81.9 million (June 30, 2006 - $13.4 million). The Company sold 67,328 ounces of gold and 2,774,859 ounces of silver or 123,333 gold equivalent ounces year to date 2007 on production of 67,373 ounces of gold and 2,779,674 ounces of silver, or 123,719 gold equivalent ounces. During the same period last year, the Company sold 16,250 ounces of gold and 304,898 ounces of silver or 21,884 gold equivalent ounces.  The Company’s year to date loss per share was $0.33 (June 30, 2006 - $0.09 loss per share).

The Company believes its current production costs to be significantly higher than those expected going forward.  The Company’s accounting policies include allocating to inventory its current mining costs, including applicable depreciation, depletion and amortization. As gold and silver ounces are produced and sold, an appropriate production cost amount is transferred from inventory to cost of goods sold. At Ocampo, the Company was in the mine commissioning process in 2006 and operated at well below full capacity in Q1 and Q2 resulting in higher production costs and a higher weighted average carrying cost of inventory at June 30, 2007.  The Company expects to operate below capacity until Q2 2008 when the benefits of numerous initiatives gain traction. The Company immediately expensed $3.4 million of fixed costs in Q2 in recognition of operating well below capacity at Ocampo. The cash portion ($2.5 million) of this $3.4 million expense impacted the Company’s Q2 cash cost per ounce by $43.

The Company also booked an inventory write down in Q2 of $6.9 million relating primarily to the valuation of its Ocampo heap leach pad inventory. The cash portion of this write down ($5.7 million) impacted the Company’s Q2 cash cost per ounce by $97. Higher production costs combined with the lower grade ore placed on the pad in recent months resulted in the write down. Ore placed on the heap leach pad requires 120 to 150 days of leaching activity to realize target gold and silver recoveries. At least five (5) months of open pit production are continuously active on the leach pad. The write down reflects the costs incurred to date for the leach pad inventory, the projected future costs required to refine the gold and silver ounces contained on the pad and the anticipated revenue to be realized from those ounces.

In Q2 the Company also wrote off its long term low grade stockpile recognizing an expense of $5.6 million of which $4.3 million was a cash cost. Management concluded, using a net realizable value approach that this stockpile with an average gold equivalent grade of 0.30 grams per tonne would not be economically rehandled and processed based on its present geographic location and relative grade.

Gammon Gold Inc.
Management Discussion and Analysis
For the six months ended June 30, 2007

Results of Operations

	Ocampo -	El Cubo -
Results of Operations – Q2 2007	Mexico	Mexico	Corporate	Total

Revenue from mining operations	26,763,243	11,651,746	-	38,414,989
Gold ounces produced	22,972	9,274	-	32,246
Silver ounces produced	925,436	432,271	-	1,357,707
Gold equivalent ounces produced	41,135	17,822	-	58,957
Gold ounces sold	22,317	9,274	-	31,591
Silver ounces sold	902,524	432,271	-	1,334,795
Gold equivalent ounces sold	40,072	18,135	-	58,207
Net earnings/(loss) before other items	(14,914,825)	(1,598,673)	(8,756,079)	(25,269,577)
Production costs	27,550,023	7,843,640	-	35,393,663
Refining costs	249,687	122,014	-	371,701
Total cash costs (per gold equivalent ounce) (1)	$694	$439	-	$614
Total cash cost per gold ounce (2)	$718	$251	-	$581

(1)

Total cash cost per ounce is calculated by dividing production costs and refining costs over gold equivalent ounces sold.  Gold equivalent ounces are calculated based on actual sales.

(2)

By product credit total cash cost per gold ounce is calculated by subtracting silver revenues from total production and refining costs and dividing these costs by gold ounces sold.

Operational Review

Ocampo Mine – Open Pit and Heap Leach Operations

2007
Operational Data – Ocampo	2007	2007	2006	2006	2006
Open Pit and Heap Leach	Q2	Q1	Q4	Q3	Q2

Total tonnes mined	6,189,740	5,534,371	5,898,076	4,732,149	4,422,513
Tonnes of ore mined	1,222,529	1,604,496	1,771,746	1,260,812	1,005,570
Underground mine tonnes placed
on heap leach pad	45,966	39,474	43,870	66,398	103,763
Total tonnes of ore processed	*750,580	708,496	935,561	610,198	739,275
Waste to ore ratio	4.06:1	2.41:1	1.99:1	3.53:1	3.45:1
Average grade of gold processed
(grams per tonne)	0.57	0.69	0.76	0.87	1.00
Average grade of silver
processed (grams per tonne)	24.45	26.82	32.05	39.92	39.14
Gold equivalent grade processed
(grams per tonne)	*1.28	1.24	1.41	1.65	1.72
Gold ounces produced	12,673	14,531	15,233	11,376	13,672
Silver ounces produced	378,163	390,157	347,841	242,283	251,155
Gold ounces sold	11,906	14,531	14,601	11,376	13,672
Silver ounces sold	353,443	390,157	331,156	242,283	251,155
Gold equivalent ounces sold	18,859	22,493	21,359	16,127	18,409

* Includes 20,035 tonnes of ore grading 9.70 grams per tonne gold equivalent fed to the mill. Actual Q2 grade to heap leach pad was 1.05 grams per tonne (verus 1.28 grams per tonne) excluding this high grade delivered to the mill.

Gammon Gold Inc.
Management Discussion and Analysis
For the six months ended June 30, 2007

The Ocampo open pit mine mined 1,222,529 tonnes of ore, and 4,967,211 tonnes of waste, for a 4.06:1 strip ratio during the second quarter of 2007.  Total tonnes mined improved 12% from the previous quarter reflecting utilization of open pit equipment. The Company processed a total of 730,545 tonnes of ore to the heap leach pad or approximately 8,000 average tonnes per day (below name plate capacity)  and also delivered 20,035 tonnes of higher grade ore of 4.94 grams per tonne gold and 238 grams per tonne silver directly to the mill for a total of 750,580 tonnes processed.  The average grade of ore placed on the pad was 0.57 grams per tonne gold and 24.45 grams per tonne silver. Open pit mine grades to the heap leach were lower than the expected long term average as mining in the Plaza de Gallos pit followed lower grade areas and the pit layout generally was adjusted to wider benches to optimize future mining productivity. Q2’s grade was approximately 15% below the 1.51 gram per tonne average grade placed on the leach pad since project inception resulting in increased Q2 costs.

In Q3 2007 once new open pit equipment arrives, the Company is preparing to expand stripping activities in the Plaza de Gallos and Refugio pits which will allow the Company to join the two pits leading to a more consistent head grade to the crusher beginning in Q1, 2008.  This will also allow the Company to accelerate access to the Picacho pit where the ore grades are higher and the strip ratio lower.

A new mine plan has been implemented to widen operational mine benches for improved mining equipment productivity and to direct attention to higher grade material in the Picacho pit. Additional waste stripping activity is required to access higher grade ore shoots. The Company will take possession in Q3 of an additional three (3) 100 tonne trucks, two (2) drills and two (2) replacement front end loaders at a capital cost of $7.0 million to accelerate this stripping. This equipment was initially targeted for purchase in 2008, however delivery has been brought forward to take advantage of grade enhancement opportunities and to improve pit productivity generally.

The heap leach pad continues to show improvements on recoveries consistent with those in Q1.  The Company has seen both gold and silver recoveries increase from previous results.  The gold recoveries are currently estimated at 96% of the level predicted, and the silver recoveries are 85% of the level predicted. During previous quarters, the Company had encountered longer recovery times with the silver under leach – therefore the recent results are positive but anticipated.  The Company has completed several column tests, and results indicate that on average, the required column test leach times slightly exceeded the feasibility study model of 140 days of leaching.   Several more long term column tests were conducted exceeding 250 days which demonstrated that additional economic gold and silver recoveries can be expected.  It is anticipated that the current leach pad will be kept in leach for several years after it is filled to capacity.  Beyond 140 days the Company can expect an additional recovery on both gold and silver particularly in years 1 through 3, but monitoring of the whole program is ongoing as the mine moves through varying rock and mineralisation types.

At June 30, 2007 the Company had stacked 4.13 million tonnes on the pad at a grade of 0.83 grams per tonne gold and 34 grams per tonne silver or approximately 1.51 gold equivalent grams per tonne. Of this material the Company has recovered by bullion pours 62% of the gold placed on the pad and 36% of the silver.

The Company will finish installing a fourth crusher in the heap leach crushing circuit late in Q3.  The additional crusher will expand the capabilities of the crushing unit by an additional 1,500 tonnes per day within the high grade line.   The approximate capital cost associated with this project will be $2.5 million.  This will allow an estimated total throughput of approximately 12,000 to 13,000 tonnes per day to the heap leach pad. A temporary arrangement to allow the partial use of the fourth crusher before full commissioning became operational on August 1, 2007.

Crusher availability and leach pad stacking in Q2 was well below capacity with downtime primarily attributable to improving the operational performance of the overland conveyor and crusher maintenance issues.

Gammon Gold Inc.
Management Discussion and Analysis
For the six months ended June 30, 2007

Ocampo Mine – Underground and Milling Operations

2007
Operational Data – Ocampo	2007	2007	2006	2006	2006
Underground and Mill	Q2	Q1	Q4	Q3	Q2

Tonnes of ore mined	154,243	88,127	85,103	102,132	148,212
Tonnes of ore processed	103,169	116,664	81,398	19,355	-
Metres developed	3,467	2,979	2,544	2,466	2,428
Average grade of gold processed (grams per tonne)	3.09	3.45	4.31	1.60	-
Average grade of silver processed (grams per tonne)	182.00	193.41	226.82	84.80	-
Equivalent gold grade processed (grams per tonne)	6.66	7.40	8.94	3.26	-
Gold ounces produced	10,299	14,346	11,842	304	-
Silver ounces produced	547,272	831,072	590,958	10,151	-
Gold ounces sold	10,411	13,282	9,272	-	-
Silver ounces sold	549,081	671,248	415,584	-	-
Gold equivalent ounces sold	21,213	26,981	17,753	-	-

The mill processed 103,169 tonnes of ore with an average grade of 3.09 grams per tonne gold, and 182 grams per tonne silver or 6.68 gold equivalent grams per tonne mill availability was less than 70% with downtime primarily the result of rod mill and ball mill motor issues caused by lightning damage and associated mechanical failure towards the end of June and early July (Q3), as well as tailing filter maintenance issues from Q1 that extended into April.

As noted above, some 20,035 tonnes of higher grade ore at 4.94 grams per tonne gold and 238 grams per tonne silver was hauled in Q2 from the open pit to the milling operation. The significance of this is that the feasibility study only assumed relatively lower grade ore would be mined from the open pit and sent exclusively to the heap leach pad. Based on more recent geological interpretation within the open pit, it is expected further tonnages of high grade ore will become available to send directly to the mill which will provide much higher levels of metallurgical recovery than that achieved on the heap leach pad.  Special attention is being given to planning around this higher grade ore removal in the pit to ensure minimum dilution and maximum recovery. A full appreciation of what this ore may represent to the operation has not yet been developed.

The mill has been providing recoveries of 95% on gold, and 90% on silver which is broadly consistent with the feasibility study.

The Company currently has in excess of 28 kilometres of underground development completed, comprised of 53 working areas in various stages of development.  During the quarter, the Company extracted 154,243 tonnes of ore from the underground mine. The Company has allocated $6.3 million for replacement of older underground equipment and has commenced the procurement process of new jumbo drills, trucks and scoops. While delivery lead times are long given demand in the sector, a new jumbo drill and three scoops have already been put into production in 2007. Third party contractors have been assigned to assist in accelerating development activities which were less than planned in Q2. Further contracting equipment may yet be allocated to bring the mine to a balanced development and production status. An aggressive underground mine plan is under development to establish the needs of current production and longer term development.

Due to a very tight labor market and a number of new mines opening in Mexico, the underground operation is short of a large number of underground miners. A program focusing on recruitment and retention is presently underway.

The underground shaft is expected to be fully commissioned in Q3. Once the shaft is fully operational, underground ore haulage will be far better optimized and ore haulage costs will be reduced.

Gammon Gold Inc.
Management Discussion and Analysis
For the six months ended June 30, 2007

An optimization initiative introduced at the end of Q2 involved coarsening the ore ground in the mill. This coarsening of the grind is expected to improve throughput above current mill capacity of 1,500 tonnes per day.and contribute to lower ore processing costs. This is being further tested during Q3 while closely monitoring recovery levels of silver in particular to ensure no significant metal recovery losses.

The Company is also in the process of expanding the current mill. A number of key components of the mill were engineered to produce 3,000 tonnes per day with current capacity set at only 1,500 tonnes per day.  The Company plans to commission a third tailing filter in Q1 2008 which will allow the mill to produce up to 2,000 tonnes per day.  The filter has been ordered and management is finalizing the construction contract to commence this work.  The Company estimates the capital cost of the filter, installation and commissioning to be $4.5 million.

The Ocampo mine has a number of construction projects to complete which are paralleling day to day operations and require accommodation for employees and third party contractors. Present camp accommodation is at full capacity supporting approximately 2000 employees and contractors currently on site. Final construction and occupancy of the new 360 room (500 person) hotel should take place by the end of Q3 2007 which will alleviate the accommodation shortage. The above capital projects and others including:

•

permanent mine offices,

•

warehouse,

•

pit workshop

•

underground shaft and surface ore handling facilities

•

compressor house

•

as well as expansion of the crushing plant and mill,

compete for site resource allocation and the priority is to complete all construction activities as soon as possible.

Specific planning is underway to ensure the final commissioning of the fourth open pit heap leach crusher (Q3), shaft commissioning (Q3), the third tailing filter (Q1 2008) and heap leach pad expansion (Q1-2 2008) are completed with minimal operational disruption. The significant workforce reduction arising from the completion of these construction activities and achieving stable day to day operations will materially improve cost and business focus.

Also enhancing business focus and internal communication will be the Q3 completion of a new 2,800 square metre main office building which will house the mine departments, maintenance and administration under one roof. Also completed in early Q3 is a new main warehouse that will improve control and storage over spare parts and critical mine supplies, The completion of the main pit maintenance workshop primarily for maintenance of mining equipment and the permanent Pemex diesel / gas station will improve mine maintenance standards, improve pit productivities and  enhance control and effectiveness over equipment refueling.

Gammon Gold Inc.
Management Discussion and Analysis
For the six months ended June 30, 2007

El Cubo Mine – Underground and Milling Operations

2007
Operational Data – El Cubo	2007	2007	2006	2006	2006
Underground and Mills	Q2	Q1	Q4	Q3	Q2

Tonnes of ore mined and processed	206,166	122,779	112,153	105,651	109,381
Average grade of gold processed (grams per tonne)	1.62	2.47	2.98	3.46	3.42
Average grade of silver processed (grams per tonne)	73.10	117.78	116.00	114.32	129.72
Gold equivalent grade processed (grams per tonne)	3.05	4.87	5.35	5.70	5.82
Gold ounces produced	9,274	7,924	9,510	10,678	10,554
Silver ounces produced	432,271	378,659	374,831	353,452	409,204
Gold ounces sold	9,274	7,924	9,510	10,678	10,554
Silver ounces sold	432,271	378,659	374,831	353,452	409,204
Gold equivalent ounces sold	18,135	15,652	17,160	17,608	18,132

During the second quarter of 2007, El Cubo produced 9,274 ounces of gold and 432,271 ounces of silver or 18,135 gold equivalent ounces which represented a 16% increase over Q1 production.  Revenues from mining operations during Q2 totaled $11,651,747, and production costs totaled $7,843,639.  The mill processed 206,166 tonnes of ore at an average grade of 1.62 grams per tonne gold and 73 grams per tonne silver.  El Cubo management is primarily focused on:

•

improving underground equipment performance

•

grade control issues to minimize underground mining dilution,

•

achieving 100% utilization of the 2,400 tonnes per day Las Torres mill (versus 45% achieved in Q2) by campaigning ore feed from old stope fill areas of the mine

•

advancing exploration targets towards higher grade mineralized zones

Further planned 2007 enhancements at El Cubo include replacing older underground equipment, constructing an extension to the high voltage power grid coming into the mine to increase operational power supply reliability and reduce associated power costs, and implementation of a new business reporting system to improve business information and specific cost reduction / throughput improvement initiatives.

The Company commenced processing presently economic historic stope fill through the 2,400 tonne per day Las Torres mill. This available stope fill has been accumulated over 60 years of historical mining and in some areas has grades up to 2.50 gold equivalent grams per tonne.  The Company has leased the 2,400 tonne per day mill which had been on care and maintenance.  During Q2 the mill only utilised 45% of its total capacity. Additional underground equipment is being added with the aim to increase stope fill ore feed to the Las Torres mill production to see it fully utilised by the end of Q3. As many of the Las Torres costs are fixed in nature, these higher ounces will enjoy improved margins.

The addition of this mill capacity has improved site economies of scale so that the unit cost per tonne milled for Q2 has reduced by 33% compared with Q1 2007. While lower grades arose from increasing volumes of old stope feed to the much larger mill, the cash cost per ounce has successfully been reduced by14% from $508 to $439 per gold equivalent ounce since Q1.

Gammon Gold Inc.
Management Discussion and Analysis
For the six months ended June 30, 2007

Mine Expansion and Capital Plans

Ocampo Mine

The Company has and will commence several capital projects in 2007 in order to increase production for 2008 and beyond.  As noted above, a fourth crusher will be installed at the existing crushing unit at the open pit which will increase the crushing rate capacity by 1,500 tonnes per day to approximately 12,000 to 13,000 tonnes per day.  The estimated capital cost will approximate $2.5 million.

The Company will also commence construction of phase two of its heap leach pad expansion after the 2007 wet season for completion in 2008.  The current heap leach pad can hold approximately 5,000,000 tonnes of ore, and can be expanded to 12,000,000 tonnes of ore by expending $2.5 million.  The design and engineering for an additional 20 million tonnes of heap leach production has also been commenced.

An additional push-back in the Picacho open pit will be commenced in late 2007.  The Company has advanced capital spending of $7.0 million from 2008 for new open pit equipment to expedite this stripping activity.

The Company is installing a third tailing filter in the mill which will allow the Company to process 2,000 tonnes per day versus current name plate capacity of 1,500 tonnes per day.  The estimated capital cost will approximate $4.5 million with completion in Q1 of 2008.

The prospect for a second Underground mine (Santa Eduviges) continues to be developed as $4.7 million has been allocated for phase one exploration and development activity beneath the existing open pit.  In 2003, the Company performed deep drilling beneath the open pit, with encouraging results; however the Company ceased drilling on this area due to the high costs associated with these deep drill holes.  The Company now has a significant amount of data on the intercepted and exposed vein structures in the open pit. The Company has commenced driving a decline beneath the open pit which at June 30, 2007 was advanced to 221 metres (307 meters at July 31, 2007). This development will intersect the Santa Theodora vein structure after approximately 150 meters of additional decline development.

The underground hoisting shaft located immediately adjacent to the mill is nearing completion, likely in Q3 2007.

An additional 5 MW of grid power has been allocated to the Ocampo project by the power authorities. This power will be utilized once new line connections on site have been finalized

The Company has also committed $8.0 million to an operating mine site exploration drill program for 2007 with $5.0 million allocated to Ocampo and $3 million at El Cubo.

Exploration activity during the quarter focused on defining extensions to the open pit resources with diamond drilling occurring on the Las Estrellas structures and in the Picacho pit on the San Ramón structure. A total of 10 drill holes were completed for 2,385 metres. To date 22 holes from a planned program of 42 holes have been completed. It is anticipated that the program will be concluded early in Q4 with the results being immediately incorporated into the revised resource estimation work.

The company has committed to accelerating underground exploration and converting some of its large underground inferred resource inventory. Additional underground exploration development and dedicated exploration drilling development platforms are being prepared in order that by Q4, four underground diamond drills are planned to be engaged.

Gammon Gold Inc.
Management Discussion and Analysis
For the six months ended June 30, 2007

El Cubo Mine

The Company plans to replace a number of pieces of underground mining equipment over the remainder of 2007 and into 2008, and expects this initial investment to approximate $2.5 million.

The Company is considering options of mill rationalization with the one leased and three company owned and operated mills.  Decisions on this will be made in Q3/Q4 2007.

The Company is reviewing a 5km extension of the existing high voltage line near the mine site. The option would involve an electrical upgrade, and extension by the Commision Federal de Electricidad (CFE) of a new 115kV line complete with lightning protection to eliminate many reliability problems which occurred during 2006 and to date in 2007.  The Company expects this cost to approximate $2.4 million.

A significant and additional focus going forward will be to extend existing underground exploration development into areas of known structures which have been neglected historically due to a lack of capital and priority. Planning to achieve this has commenced.

Some $3 million is being spent on exploration at El Cubo during 2007. El Cubo’s future growth opportunities are considered to be very prospective with the focus noted above. The Company is currently only utilizing 700 hectares of El Cubo’s 7,000 hectares of total concessions. Further exploration is planned to take place in such concessions as Monte San Nicholas and San Amado where significant silver and gold grades have recently been identified.

For example San Amado is an historic mine that was neglected by the previous owners during periods of low metal prices and could provide significant upside for the El Cubo operation. Results of the channel sampling across the structure at San Amado included 1.32 metres @ 220 grams per tonne silver and 1.5 grams per tonne gold and 0.6 metres @ 715 grams per tonne silver and 2.58 grams per tonne gold, that will be followed up during the remainder of 2007.

During the second quarter reconnaissance diamond drilling was undertaken on 3 projects (La Pastura, Villalpanda, and El Borrego) with 7 holes completed for 1,666 metres with assay results pending.

Guadalupe y Calvo Exploration Project

Exploration activity re-commenced during the quarter on this highly prospective project. The Company to date has performed a very limited amount of drilling at Guadalupe y Calvo project with a total of 37 holes, comprising approximately 10,000 metres of diamond drilling completed.  Results from these 37 holes were very encouraging with gold/silver grades from all drill holes to date with intercepts above 3.0 grams per tonne cut off, averaging 4.22 grams per tonne gold and 437 grams per tonne silver, over an average down hole interval of 2.1 metres.  The Guadalupe y Calvo project contains inferred resources of 1.08 million ounces of gold and 45.6 million ounces of silver.  This estimate is based on exploration work completed on the Rosario and Nankin structures and does not address other mineralized structures on the property and potential for significant strike extensions that are known to be present within the project boundaries.

During the quarter, exploration activity included geological data compilation and modelling to understand the significance of high grade results encountered during previous exploration drilling campaigns, including drill holes CG6 a down hole intersection of 4 metres @ 5.5 grams per tonne gold and 5,870 grams per tonne silver on the Pertenencia Structure, drill hole GC 1 a down hole intersection of 5 metres @ 7.5 grams per tonne gold and 100 grams per tonne silver and CG11 a down hole intersection of 3 metres @ 20.3 grams per tonne gold and 171 grams per tonne silver on the San Francisco Structure.

The Company has approved an enlarged budget of $0.8 million for the remainder of 2007 to accelerate exploration on this project, and it is anticipated subject to drill rig availability, diamond drilling will commence in the third quarter initially targeting the continuation of high grade structures identified during the review process.

Gammon Gold Inc.
Management Discussion and Analysis
For the six months ended June 30, 2007

Looking Ahead

This MD&A reflects a summary of the Company’s current challenges and significant opportunities for future growth and shareholder value creation. The Company’s target has been to achieve an annualized production run rate of 400,000 gold equivalent ounces and do so by the end of 2007. While management is still focused on achieving this target it is more likely that this run rate will not be achieved until Q2 2008. This outlook will be updated late in 2007 following the completion of the 2008 budget and new life of mine plan.

A number of initiatives and projects need to be completed before these production levels are attainable and with the very recent strengthening of senior management, additional time is required to bring focus and progress to the following:

Ocampo:

•

strengthening site management

•

completion of essential construction projects

•

improving productivity and performance generally in the open pit

•

Implementing proactive preventative maintenance disciplines (highlighted by a recent review of existing maintenance practices)

•

completing the heap leach crusher expansion

•

improving underground equipment performance and replacing older units at both El Cubo and Ocampo

•

accelerating underground development including shaft commissioning and waste backfill

•

maximizing mill throughput with a coarser grind

•

completing mill expansion with the construction of the third tailing filter

El Cubo:

•

increasing ore feed volumes  to the Las Torres mill to 2,400 tonnes / day from 45% Q2 utilization

•

completing evaluation of possible mill rationalizations

At Ocampo, significant progress against some of these priorities will not be achieved until the end of 2007. The Company is anticipating similar production output and cash cost per ounce for Q3 as experienced in Q1 and Q2. Any improvements enjoyed in Q3 will be offset to a degree by the challenges of the wet season which is disruptive to heap leach operations in particular.

Cash cost per ounce in Q1 and Q2 are negatively affected by:

•

operating at less than 70% of name plate capacity

•

current grade is well below life of mine average and material movement is well above life of mine average

•

needed process improvements and renegotiation of supply and service contract arrangements to achieve industry benchmark costs and

•

higher General and Administrative cost burden during transition from construction to commercial operation.

The planned capital expenditures, introduction of stronger preventative maintenance practices and implementation of the above focus priorities will materially improve mill and crusher availability in the coming months which will improve production, and lower costs.

While Ocampo mill and crusher availability is being urgently improved, management is also concurrently focused on increasing throughput capacity of both the mill and crushing circuit as described in detail above. Increases of 1,500 tonnes per day in crushing capacity and a 33% increase in mill capacity (1,500 to 2,000 tonnes per day) are significant drivers of future ounces growth and further cash cost per ounce reductions as the Company better leverages its fixed costs. The small incremental capital costs required to substantially enhance both mill and crusher capacity are very capital efficient and will realize rapid payback.

Significant and numerous cost reduction opportunities are also available at both Ocampo and El Cubo that will reduce cash cost per ounce. For example, as management completes the above described capital projects over the next year, it will reduce Ocampo operating and construction head count from approximately 2,000 to below 1,000 realizing resulting cost savings.

Gammon Gold Inc.
Management Discussion and Analysis
For the six months ended June 30, 2007

In summary, optimization of the Ocampo crusher and mill availability from start up lows, enhancing name plate capacity at both the heap leach crushers and mill and a steady focus on reducing costs will move the Company’s results in line with current targets. The strengthened executive management team has the skills and proven experience to deliver on these opportunities in the coming quarters.

Expenses	Three months	Three months	Six months	Six months
	ended	ended	ended	ended
	June 30	June 30	June 30	June 30
	2007	2006	2007	2006

General and administrative	$9,732,208	$15,043,533	$13,396,194	$17,366,446
Amortization and depletion	$13,867,340	$1,437,214	$26,473,338	$2,126,636

General and administrative costs decreased compared to Q2 2006 as $11.8 million of stock based compensation expense was incurred compared to $3.8 million in 2007.  Also included in general and administrative expenses in Q2 of 2007 was $2.3 million of severance costs. Year to date, general and administrative costs were lower than prior year levels as year to date stock based compensation expense was $4.1 million versus $11.8 million year to date 2006. The Company anticipates initial increases in General and administrative costs as it has strengthened its management ranks with these costs offset over time by cost savings from various planned initiatives.

Amortization and depletion, which relates to mining activities increased to $14.1 million for the quarter, compared to $1.4 million for the three months ended June 30, 2006, primarily as a result of increased mining activities and assets being commissioned at Ocampo in mid 2006.  The acquisition of Mexgold Resources Inc. in August, 2006 and the resulting fair value allocation to those assets also accounted for the increase. Year to date amortization and depletion expense totaled $26.5 million versus $2 million in 2006 which reflects the same factors noted above.

Other Income (Expense)
	Three months	Three months	Six months	Six months
	ended	ended	ended	ended
	June 30	June 30	June 30	June 30
	2007	2006	2007	2006

Interest on long term debt	$(732,108)	$(1,293,601)	$(3,217,724)	$(1,721,806)
Foreign exchange (loss)	$(2,128,348)	$1,879,742	$(3,760,840)	$1,377,732
Gain (loss) on equity investment	$-	$(183,912)	$-	$166,037
Interest and sundry	$265,164	$331,826	$318,447	$395,242

Interest on long term debt decreased to $0.7 million in the second quarter 2007 from $1.3 million in 2006.  The Company used a significant portion of the proceeds of the $200 million Cdn equity offering to repay the $120 million US credit facility with Scotia Capital and Societe Generale in late April, 2007.  Year to date interest expense of $3.2 million versus $1.7 million year to date 2006 reflects higher average year loan balances in 2007.

Foreign exchange loss increased to $2.1 million (June 30, 2006 - $1.9 million) as a result of the translation of the Company’s operations in Canadian dollars and Mexican pesos to US dollars.  Year to date, 2007 foreign exchange losses were $3.8 million compared to $1.4 million for the same period in 2006. The Company will continue to experience foreign currency gains or losses as a result of fluctuations between the US and Canadian dollars and the Mexican peso.

Gammon Gold Inc.
Management Discussion and Analysis
For the six months ended June 30, 2007

The Company earned interest on short-term investments and sundry income of $265,164 (June 30, 2006 - $331,826) during the quarter. On a year to date basis, these amounts were $318,447 and $395,242 respectively.

Income taxes (recovery)

During the quarter ended June 30, 2007, the Company recorded a future income tax recovery of $2.4 million (June 30, 2006 - $6.1 million).  Year to date, the Company’s 2007 $6.9 million future income tax recovery was comparable to 2006 at $6.2 million.

The Company has sufficient loss carry forwards in Mexico and Canada which lower the effective current tax rate to zero.  Future income tax assets and liabilities are determined based on the difference between the financial reporting and tax basis of assets and liabilities and on unclaimed losses carried forward and are measured using the substantively enacted tax rates that will be in effect when the differences are expected to reverse or when unclaimed losses are expected to be utilized.

Non-GAAP Measure – Total Cash Cost per Gold Equivalent Ounce Calculation

The Company reports total cash costs on a sales basis and follows the recommendations of the Gold Institute standard.  The Company believes, in addition to conventional measures prepared in accordance with GAAP, certain investors use such non-GAAP information to evaluate the Company’s performance and ability to generate cash flow.  Accordingly, it is not intended to provide additional information and should not be considered in isolation or as a substitute for measures of performance prepared in accordance with GAAP.  The Company believes that conventional measures of performance prepared in accordance with Canadian GAAP do not fully illustrate the ability of its operating mine to generate cash flow. The measures are not necessarily indicative of operating profit or cash flow from operations as determined under Canadian GAAP. Where cost per ounce data is computed by dividing GAAP operating cost components by ounces sold, the Company has not provided formal reconciliations of these statistics.  The following table provides a summary of total cash costs per ounce to the financial statements:

	Three months	Three months	Six months	Six months
	ended	ended	ended	ended
	June 30	June 30	June 30	June 30
	2007	2006	2007	2006

Production costs per financial statements	$35,393,663	$3,967,984	$72,834,081	$7,116,324
Refining costs per financial statements	$371,701	$60,011	$846,005	$71,612

Total cash costs	$35,765,364	$4,027,995	$73,680,086	$7,187,936

Divided by gold equivalent ounces sold	58,207	18,409	123,333	22,418
Total cash cost per ounce – US $	$614	$219	$597	$321

•

Gold equivalent ounces are calculated based on actual sales

Gammon Gold Inc.
Management Discussion and Analysis
For the six months ended June 30, 2007

	Three months	Three months	Six months	Six months
	ended	ended	ended	ended
	June 30	June 30	June 30	June 30
	2007	2006	2007	2006

Total cash costs (from above)	$35,765,364	$4,027,995	$73,680,086	$7,187,936
Less: Silver revenue	$(17,419,075)	$(2,875,725)	$(36,766,882)	$(3,443,779)
	$18,346,289	$1,152,270	$36,913,204	$3,744,157

Divided by gold ounces sold	31,591	13,672	67,328	16,499
Total cash cost per gold ounce – US $	$581	$84	$548	$227

Calculation of silver revenue
Silver price	$13.05	$11.45	$13.25	$10.98
Multiplied by silver ounces	1,334,795	251,155	2,774,859	313,784
Silver revenue	$17,419,075	$2,875,725	$36,766,882	$3,443,779

•

The calculation of total cash cost per ounce of gold is net of by-product silver sales revenue.

Liquidity

On April 9, 2007, the Company filed a preliminary prospectus under the multi-jurisdictional disclosure system relating to the public offering of 10,000,000 common shares at $17.81 (C$20.00) per common share in Canada and the United States for gross proceeds of $178,100,000 (C$200,000,000).  On April 24, 2007, the Company completed the public offering and repaid its $120,000,000 debt facility.  The Company believes this strengthens the balance sheet, and allows the Company to immediately capitalize on investment and expansion opportunities to enhance its resources and reserves.

The Company’s balance of cash and cash equivalents as at June 30, 2007 was $32,869,253 (June 30, 2006 - $1,944,853 and combined with its available borrowing facility anticipates having sufficient funds to meet its future obligations. The Company anticipates using its current borrowing facility or negotiating a new facility to fund operations and its upcoming capital expenditure program.

Details of the Company’s operating, financing and investing activities and long term debt agreement are provided below, and in conjunction with the financial statements and management discussion and analysis for the quarter ended June 30, 2007 and the three months ended June 30, 2006.  Other than as discussed herein, the Company is not aware of any trends, demands, commitments, events or uncertainties that may result in the Company’s liquidity or capital resources either materially increasing or decreasing at present or in the foreseeable future. Material increases or decreases in the Company’s liquidity and capital resources will be substantially determined by the success or failure of the Company’s exploration, development and construction programs on its mineral properties and its ability to obtain equity or other sources of financing.

Cash used in operations for the quarter ended June 30, 2007 was $ 17,064,419 (June 30, 2006 - $2,051,352).  Receivable increases related to its value-added tax claims with the Mexican government.  The Company continues to aggressively pursue the collection of these claims with significant recoveries estimated for Q3.  The Company also reduced payables during the second quarter. Year to date cash used in operations was $26,324,487 compared to $9,855,563 in 2006 with the increased use of $16.5 million relating to working capital ($9.5 million) and a larger 2007 cash operating loss ($7.0 million)

Gammon Gold Inc.
Management Discussion and Analysis
For the six months ended June 30, 2007

Investing activities for the quarter ended June 30, 2007 used cash of $ 18,429,576 (June 30, 2006 - $37,983,700), related to mining interests, related deferred costs and the acquisition of capital assets.  During the second quarter of 2007, the remaining capital project from feasibility study not completed is the shaft.  The water dam was substantially completed in Q2 2007, and the shaft is expected to be commissioned in Q3 2007.  Year to date investing activities were $29,594,952 in 2007 compared to $66,976,287 in 2006 when Ocampo mine was still under construction.

Financing activities for the quarter ended June 30, 2007 was $65,792,238 (June 30, 2006 - $41,908,809), and included net proceeds of $170,284,097 from the April, 2007 equity issuance, $15,830,041 in proceeds received related to the exercising of stock options offset by $120,321,900 in repayments of long term debt and capital lease obligations.  The Company has options in-the-money as at June 30, 2007 that would inject $46,401,291 Cdn into the Company if exercised. Year to date, financing activities in 2007 were $84,714,592 compared to $73,899,037in 2006 as 2007 reflected the net proceeds of the equity issuance less debt pay down while 2006 reflected increases in long term debt. Proceeds from stock option exercising were $33.2 million in 2007 compared to $9.5 million in 2006.

Long term debt

A summary of the Company’s payment obligations under its long term debt agreement with Soyopa are as follows:

Year
On or before November 23, 2007	$3,500,000

In the event the Company sells or transfers title to the concessions to a third party, the $3,500,000 or the principal amount remaining, becomes due. The long term debt is secured by a first charge over certain mineral properties, and is non-interest bearing.

In October, 2005, May, 2006, and December, 2006, the Company secured a credit facility with Scotia Capital Inc and Societe Generale.  The facility was secured and consisted of a two-year revolving facility of $32,500,000, and a three-year non-revolving facility of $87,500,000.  Interest was payable at prime rate plus 1.25% or in the case of US dollar advances, LIBOR + 2.25%.   On April 24, 2007 the Company repaid the debt facility with proceeds from the public offering of 10,000,000 common shares for gross proceeds of $178,100,000 (C$200,000,000).  The $32,500,000 revolving credit facility remains available to the Company and was reduced to $20,000,000 at June 30, 2007 pursuant to its terms.

Contractual Obligations

A summary of the Company’s contractual obligations is summarized as follows:

Contractual Obligations	Total	<1 year	1-3 years
Long term debt	$6,104,336	$5,229,361	$874,975
Interest on long term debt	243,000	121,000	122,000
Capital leases	$4,788,862	$2,412,796	$2,376,066
Future purchase commitments	$Nil	$Nil	$Nil

The Company does not have any contractual obligations which extend beyond 3 years.

Off-Balance Sheet Arrangements

The Company does not have any off-balance sheet arrangements.

Gammon Gold Inc.
Management Discussion and Analysis
For the six months ended June 30, 2007

Transactions with Related Parties

The Company paid or has payable the following amounts to directors for services other than in their capacity as directors, and companies controlled by or related to directors.  The Company also pays a third party company related to a director for the provision of workers in our Mexican operations, and pays a mark-up of cost plus 13% (2006 – 10%). The total costs paid to the company for the provision of workers plus the mark-up of cost was:

	Three months	Three months	Six months	Six months
	ended	ended	ended	ended
	June 30	June 30	June 30	June 30
	2007	2006	2007	2006

Mining interests & production costs	$8,762,922	$2,183,407	$17,146,927	$7,996,041

The Company paid or has payable the following amounts to directors for services other than in their capacity as directors, and companies controlled by or related to directors.  The Company also pays a third party company related to a director for the provision of mine consumables. The Company believes these costs are at fair market value. The total costs paid to the company for the provision of mine consumables was:

	Three months	Three months	Six months	Six months
	ended	ended	ended	ended
	June 30	June 30	June 30	June 30
	2007	2006	2007	2006

Production costs	$1,408,626	$-	$1,408,626	$-

The Company paid or has payable the following amounts to directors for services other than in their capacity as directors, and companies controlled by or related to directors.  The Company also pays a third party company related to a director for the provision and construction of production and support facilities. The Company believes these costs are at fair market value. The total costs paid to the company for the provision and construction of production and support facilities was:

	Three months	Three months	Six months	Six months
	ended	ended	ended	ended
	June 30	June 30	June 30	June 30
	2007	2006	2007	2006

Capital Assets	$24,838	$-	$24,838	$-

No director, senior officer, principal holder of securities or any associate or affiliate thereof of the Company has any interest, directly or indirectly, in material transactions with the Company or any of its direct or indirect wholly-owned subsidiaries, other than the above-noted transactions, which were in the normal course of operations.

The Company has a Stock Option Plan for directors, officers, employees and consultants of the Company and its subsidiaries. The purpose of the Stock Option Plan is to encourage ownership of the Company’s common shares by the persons who are primarily responsible for the management and profitable growth of the Company’s business, as well as to provide an additional incentive for superior performance by such persons and attract and retain valued personnel.  The plan provides that eligible persons thereunder include any director, senior officer, consultant or employee of the Company.  A consultant is defined as an individual that is engaged by the Company, under a written contract, to provide services on an ongoing basis and spends a significant amount of time on the Company’s business and affairs.  The definition of consultant also includes an individual whose services are engaged through a personal holding company.

Gammon Gold Inc.
Management Discussion and Analysis
For the six months ended June 30, 2007

Critical Accounting Estimates

Management is required to make estimates and assumptions in the preparation of financial statements in conformity with generally accepted accounting principles. A description of the Company’s significant accounting policies can be found in note 2 of the Company’s consolidated financial statements.

The changes in accounting policy are:

a)  Functional Currency and Reporting Currency

Effective January 1, 2007, at time of the commencement of commercial production, the Company determined that its functional currency is the United States dollar and therefore changed its reporting currency to the United States dollar from the Canadian dollar.

The financial information as at December 31, 2006 and for the six months ended June 30, 2006 have been adjusted retrospectively as if the U.S. dollar had been the reporting currency during these periods.

b)  Comprehensive Income and Financial Instruments

On January 1, 2007, the Company adopted CICA Handbook Sections 1530, “Comprehensive Income”, Section 3251 “Equity”, Section 3855, “Financial Instruments – Recognition and Measurement”, Section 3861, “Financial Instruments – Disclosure and Presentation” and Section 3865, “Hedges”. Section 1530 establishes standards for reporting and presenting comprehensive income, which is defined as the change in equity from transactions and other events from non-owner sources. Other comprehensive income refers to items recognized in comprehensive income that are excluded from net income calculated in accordance with generally accepted accounting principles.

Section 3861 establishes standards for presentation of financial instruments and non-financial derivatives, and identifies the information that should be disclosed about them. Under the new standards, policies followed for periods prior to the effective date generally are not reversed and therefore, the comparative figures have not been adjusted retrospectively except for the requirement to disclose currency translation adjustment as part of other comprehensive income. Section 3865 describes when and how hedge accounting can be applied as well as the disclosure requirements. Hedge accounting enables the recording of gains, losses, revenues and expenses from derivative financial instruments in the same period as for those related to the hedged item.

Section 3855 prescribes when a financial asset, financial liability or non-financial derivative is to be recognized on the balance sheet and at what amount, requiring fair value or cost-based measures under different circumstances. Under Section 3855, financial instruments must be classified into one of these five categories: held-for-trading, held-to-maturity, loans and receivables, available-for-sale financial assets or other financial liabilities. All financial instruments, including derivatives are measured on the balance sheet at fair value except for loans and receivables, held to maturity investments and other financial liabilities which are measured at amortized cost. Subsequent measurement and changes in fair value will depend on their initial classification, as follows: held-for-trading financial assets are measured at fair value and changes in fair value are recognized in net earnings; available-for-sale financial instruments are measured at fair value with changes in fair value recorded in other comprehensive income until the investment is derecognized or impaired at which time the amounts would be recorded in net earnings.

Under adoption of these new standards, the Company designated its cash and cash equivalents and restricted cash as held-for-trading, which is measured at fair value. Receivable are classified as loans and receivables, which are measured at amortized cost. Payables and accruals, long-term debt and capital lease obligations are classified as other financial liabilities, which are measured at amortized cost.

Gammon Gold Inc.
Management Discussion and Analysis
For the six months ended June 30, 2007

All derivative instruments, including embedded derivatives, are recorded in the statement of earnings at fair value unless exempted from derivative treatment as a normal purchase and sale. All changes in their fair value are recorded in earnings unless cash flow hedge accounting is used, in which case changes in fair value are recorded in other comprehensive income. The Company has elected to apply this accounting treatment for all embedded derivatives in host contracts entered on or after December 1, 2002. The impact of the change in accounting policy related to embedded derivatives was not material.

c)

Recent pronouncements

In February 2007, the CICA issued Section 1535, “Capital Disclosures” which is effective for fiscal years beginning on or after October 1, 2007.  This standard requires disclosure of information that enables users of its financial statements to evaluate the entity’s objectives, policies and processes for managing capital. The adoption of this standard is not expected to have a significant effect on the Company’s financial statements.

In February 2007, the CICA issued Section 3862 “Financial Instruments – Disclosure” (“Section 3862”) and Section 3863 “Financial Instruments – Presentation” (“Section 3863”), which are effective for fiscal years beginning on or after October 1, 2007.  The objective of Section 3862 is to provide financial statement disclosure to enable users to evaluate the significance of financial instruments for the Company’s financial position and performance and the nature and extent of risks arising from financial instruments that the Company is exposed to during the reporting period and the balance sheet date and how the Company is managing those risks. The purpose of Section 3863 is to enhance the financial statement user’s understanding of the significance of financial instruments to the Company’s financial position, performance and cash flows.

In June 2007, the CICA issued Handbook Section 3031, Inventories which will become effective for us beginning on January 1, 2008. This section requires that inventory be recorded at the lower of cost or net realizable value, which is our current accounting policy. The section also clarifies the allocation of fixed production overhead, requires consistent use of either first-in, first-out or weighted average to measure inventories, and requires that any previous write-downs be reversed when the value of inventories increases. The amount of the reversal is limited to the amount of the original write-down.

Controls and Procedures

(a) Evaluation of Disclosure Controls and Procedures

We maintain disclosure controls and procedures designed to ensure that information required to be disclosed in its annual filings, interim filings or other reports filed or submitted by it under provincial and territorial securities legislation or reports that it files or submits under the U.S. Securities Exchange Act of 1934 is recorded, processed, summarized and reported within the applicable time periods, and that such information is accumulated and communicated to our management, including our Chief Executive Officer and Chief Financial Officer, as appropriate, to allow timely decisions regarding required disclosures. As of December 31, 2006 an evaluation was carried out for the first time, under the supervision of and with the participation of management, including the Chief Executive Officer and the Chief Financial Officer, of the effectiveness of disclosure controls and procedures as defined in Rule 13a-15(e) under the U.S. Securities Exchange Act of 1934 and in Multilateral Instrument 52-109 under the Canadian Securities Administrators Rules and Policies.  Based on that evaluation, the Chief Executive Officer and Chief Financial Officer concluded that, as a result of a material weakness identified in Gammon’s internal controls over financial reporting as described below, disclosure controls and procedures were not effective as of the end of the period covered by this annual report.

(b) Management’s Report on Internal Control Over Financial Reporting

Management, including the Chief Executive Officer and Chief Financial Officer, is responsible for establishing and maintaining adequate internal control over financial reporting, as such term is defined in Rule 13a-15(e) under the U.S. Securities Exchange Act of 1934 and in Multilateral Instrument 52-109 under the Canadian Securities Administrators Rules and Policies. Gammon’s internal controls over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with Canadian generally accepted accounting principles (GAAP). Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements.

Gammon Gold Inc.
Management Discussion and Analysis
For the six months ended June 30, 2007

We conducted an evaluation, under the supervision and with the participation of our management, including our Chief Executive Officer, our Chief Financial Officer and our management disclosure committee, of the effectiveness of our disclosure controls and procedures as of December 31, 2006, pursuant to Rule 13a-15(e) of the Exchange Act.  Based on that evaluation, the Chief Executive Officer and Chief Financial Officer concluded that the Company’s disclosure controls and procedures were not effective on that date.  Accordingly, the Company performed additional analysis and procedures to ensure that its consolidated financial statements were prepared in accordance with Canadian GAAP.  These procedures included monthly analytic reviews of subsidiaries’ financial results, and quarterly certifications by senior management of subsidiaries regarding the accuracy of reported financial information.  In addition, the Company performed additional procedures to provide reasonable assurance that the financial statements included in this report are fairly presented in all material respects.

As of December 31, 2006, management assessed the effectiveness of the Company's internal control over financial reporting. In making this assessment, management used the criteria set forth in Internal Control-Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO). During this process, management identified a material weakness in internal control over financial reporting as described below.  A material weakness, as defined under standards established in the United States by the Public Company Accounting Oversight Board’s (“PCAOB”) Auditing Standard No. 2, is a significant deficiency, or combination of significant deficiencies, that results in more than a remote likelihood that a material misstatement of the Company’s annual or interim financial statements will not be prevented or detected.

The Company had insufficient accounting personnel to appropriately review and approve non-routine and complex transactions.  Specifically, this involved accounting for stock option expense and inventory valuation.  This did not result in material errors in Gammon’s 2006 consolidated financial statements.  However, this could have resulted in material adjustments to the financial statements and, as a result, there is a more than remote likelihood that a material misstatement of the annual or interim financial statements would not be prevented or detected.  Since December 31, 2006, the Company has hired two additional Corporate Controllers to provide additional review and oversight to the Company’s routine and non-routine accounting transactions, along with working with third party experts to provide additional support in the identification and accounting for non-routine transactions.

In reviewing internal control over financial reporting at June 30, 2007, Management determined that the material weaknesses have not yet been fully remedied. Notwithstanding the above-mentioned weakness, management has concluded that the Consolidated Financial Statements included in this report fairly present the Company's consolidated financial position and the consolidated results of operations, as of and for the period ending June 30, 2007.

(c)  Management’s Remediation Plan

Gammon has addressed and will continue to address these control deficiencies by adding accounting and finance personnel with the requisite skills, who are being trained in the Company’s reporting procedures and controls.  The following are steps that the Company has taken and is taking to remedy the conditions leading to the above stated material weakness:

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The Company has hired 2 Corporate Controllers to provide additional review and oversight to the Company’s routine and non-routine accounting transactions;

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The Company has engaged third party experts to provide additional support in the identification and accounting for non-routine transactions;

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The Company plans to hire additional accounting personnel with strong technical accounting skills to meet the growing needs of the Company’s operations and accounting requirements.

Gammon Gold Inc.
Management Discussion and Analysis
For the six months ended June 30, 2007

Cautionary Note to US Investors

Cautionary Note to U.S. Investors concerning estimates of Measured and Indicated Resources.  We advise U.S. investors that while such terms are recognized and permitted under Canadian regulations, the U.S. Securities and Exchange Commission does not recognize them.  The term “resources” does not equate to the term “reserves”, and U.S. investors are cautioned not to assume that any part or all of the mineral deposits in these categories will ever be converted into reserves.

Cautionary Note to U.S. Investors concerning estimates of Inferred Resources.  We advise U.S. investors that while such term is recognized and permitted under Canadian regulations, the U.S. Securities and Exchange Commission does not recognize it. "Inferred resources" have a great amount of uncertainty as to their existence, and great uncertainty as to their economic and legal feasibility. It cannot be assumed that all or any part of an inferred mineral resource will ever be upgraded to a higher category. Under Canadian rules estimates of inferred mineral resources may not form the basis of feasibility or other economic studies. U.S. investors are cautioned not to assume that any part or all of an inferred resource exists, or is economically or legally mineable.

The consolidated financial statements of the Company have been prepared by management in accordance with Canadian generally accepted accounting principles (GAAP) (see Summary of Significant Accounting Polices and Note 2: Basis of Presentation), which differ in certain material respects from accounting principles generally accepted in the United States of America (US GAAP). Differences between GAAP and US GAAP applicable to the Company are described in the Annual Information Form (AIF). The Company’s reporting currency is in US dollars unless otherwise noted.

Cautionary Statement regarding Forward-Looking Statements

Certain information regarding the Company contained herein may constitute forward-looking statements within the meaning of applicable securities laws. Forward-looking statements are subject to a variety of risks and uncertainties which could cause actual events or results to differ from those reflected in the forward-looking statements. Should one or more of these risks and uncertainties materialize, or should underlying assumptions prove incorrect, actual results may vary materially from those described in forward looking statements. Specific reference is made to "Risk Factors" in the Company's Annual Information Form and 10K Report. Forward-looking statements may include estimates, plans, expectations, opinions, forecasts, projections, guidance or other statements that are not statements of fact including, without limitation, statements regarding potential mineralization and reserves, including the impact of any future exploration on reserve estimates; expectations regarding the timing and extent of production at the Ocampo project; estimates regarding the future costs related to exploration at Ocampo; the nature and availability of additional funding sources; and future plans and objectives of Gammon.  In some cases, you can identify forward-looking statements by the use of words such as may, will, should, could, expect, plan, intend, anticipate, believe, estimate, predict, potential or continue or the negative or other variations of these words, or other comparable words or phrases.  Although the Company believes that the expectations reflected in such forward-looking statements are reasonable, it can give no assurance that such expectations will prove to have been correct.  Important factors that could cause actual results to differ materially from the Company’s expectations include, among others, risks related to international operations, including political turmoil and limited local infrastructure to support large scale mining operations; the actual results of current exploration activities; conclusions of economic evaluations and changes in project parameters as plans continue to be refined; and fluctuations in future prices of gold and silver.  These factors are set out in the Company’s annual information form.  The Company’s forward-looking statements are expressly qualified in their entirety by this cautionary statement.

The Company has been very successful in the past with its exploration programs, and has committed US$8 million to an exploration program for 2007.  The Company believes the Ocampo, El Cubo and Guadalupe y Calvo properties hold positive future exploration potential.